October 16, 2023

VIA EDGAR

Mr. Tony Burak

Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549-8629

Re:	Securian Funds Trust (the “Registrant,” with each series of the Registrant a “Fund,” and collectively, the “Funds”)

2022 Annual Shareholder Report Filed March 6, 2023

File: 811-4279

Dear Mr. Burak:

Thank you for the opportunity to respond to the comments of the Securities and Exchange Commission (the “SEC”) staff of the Division of Investment Management (the “Staff”), provided via telephone on September 18, 2023, regarding the 2022 annual report filed by the Registrant on March 6, 2023 (the “Report”).

Below are responses to the SEC Staff’s comments. For the SEC Staff’s convenience, each of the SEC Staff’s comments are set forth below, and then the response follows.

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Comment 1: Effective as of August 1, 2022, the benchmark for the SFT Real Estate Securities Fund changed from the FTSE NARIET Equity REITs Index to the FTSE NARIET All Equity REITs Index. Please explain the reasoning for the change in the benchmark.

Response: The FTSE NARIET Equity REITs Index contains all equity REITs except timber and infrastructure REITs, and the FTSE NARIET All Equity REITs Index contains all tax-qualified REITs with more than fifty percent (50%) of total assets in qualifying real estate assets other than mortgages secured by real property that also meet minimum size and liquidity criteria. Effective August 1, 2022, Metropolitan West Asset Management, LLC (“MetWest”), was appointed as sub-adviser to the SFT Real Estate Securities Fund. As part of assuming the responsibility of the day-to-day portfolio management of the SFT Real Estate Securities Fund as sub-adviser, MetWest suggested that a change to the Fund’s benchmark to the FTSE NARIET All Equity REITs Index would be appropriate as that new benchmark is closely aligned with the revised principal investment strategies of the Fund, as disclosed in the Registrant’s 485(a) and corresponding 485(b) filings on June 1, 2022 and August 1, 2022, respectively.

Additionally, the Registrant confirms that the information required by Form N-1A Item 27(b)(7), Instruction 7 will be included in future reports to shareholders when a change in benchmark has occurred.

Comment 2. In accordance with Item 15 of Section 6.04 of Regulation S-X, please include a “commitments and contingent liabilities” line item on the SFT Government Money Market Fund’s Statement of Assets and Liabilities along with a corresponding reference to Note 4 of the financial statements (Expenses and Related Party Transactions – Net Investment Income Maintenance Agreement for the SFT Government Money Market Fund).

Response: The Registrant confirms that the required information will be included as an additional disclosure in all future shareholder reports.

Comment 3: On Registrant’s Statements of Operations, each of the (1) SFT Core Bond Fund; (2) SFT Delaware Ivy Small Cap Growth Fund; and (3) SFT International Bond Fund received net increases from litigation payments. Please provide a brief description of those payments.

Response: Net increases from litigation proceeds noted on Registrant’s Statements of Operations are receipts from class action litigation relating to the above-named Funds’ underlying investment holdings. No litigation proceeds were the result of litigation initiated by, or otherwise actively involving, the Registrant.

Comment 4: Because the SFT Equity Stabilization Fund invests in securities of other investment companies, please provide a disclosure on the Investments in Securities schedule for the SFT Equity Stabilization Fund that reports and other information about such investment companies are available in the EDGAR database on the SEC’s website at sec.gov.

Response: The Registrant confirms that the following disclosure will be included as a new footnote for the “Investment Companies” line item on the Investments in Securities schedule for the SFT Equity Stabilization Fund in future filings: “Reports and other information about these investment companies are available in the EDGAR database on the SEC’s website at www.sec.gov.”

Comment 5: Reg. S-X 12-12, Footnote 7 requires that securities that are non-income producing be identified as such on the schedule of investments. Accordingly, the SFT Index 500 Fund should be identified as a non-income producing holding on the schedule of investments of any fund that holds shares of the SFT Index 500 Fund.

Response: The Registrant confirms that the required information will be included as an additional disclosure in all future shareholder reports.

Comment 6: As the SFT Balanced Stabilization Fund invests in the SFT Index 500 Fund, and the SFT Index 500 Fund has both Class 1 and Class 2 share classes, please add additional disclosure that the SFT Balanced Stabilization Fund only invests in the SFT Index 500 Fund.

Response: The Registrant confirms that it will disclose that the SFT Balanced Stabilization Fund only invests in the SFT Index 500 Fund – Class 1 Shares on: (1) the SFT Balanced Stabilization Fund Investments in Securities schedule; and (2) the Fund/Underlying Fund table set forth in Note 8 to the financial statements in all future shareholder reports. In addition, the Registrant will include the same for any fund of the Trust that may invest in only one class of shares where multiple classes are available in all future shareholder reports.

Comment 7: In Note 2 of the financial statements, please expand the disclosure relating to the calculation of net asset values for investments in non-traded investment companies.

Response: The Registrant confirms that it will add a new sub-heading to Note 2 of the financial statements as an additional disclosure in all future shareholder reports that reads:

“Investment Companies

The SFT Balanced Stabilization Fund and SFT Equity Stabilization Fund may invest in other investment companies, which may not be traded on an exchange, the Fund(s) may, as a practical expedient, estimate the fair value of an investment company based on the reported NAV per share or its equivalent if the reported NAV per share or its equivalent of the investment company is calculated in a manner consistent with the measurement principles applied to investment companies, in accordance with ASC 946. If the investment company does not provide a reported NAV per share or its equivalent on a Business Day, Securian AM, as valuation designee, shall estimate fair value in good faith and in a manner consistent with the Trust’s Valuation Procedures.”

Comment 8: Item 11(b) of Form N-CSR requires registrants to disclose any change in the registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Response: The Registrant agrees that, if applicable, it will revise its response to Item 11(b) of Form N-CSR in all future shareholder reports to read: “There was no change in the registrant’s internal control over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting..”

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We believe that this submission fully responds to your comments. Please feel free to call me at (651) 665-2626 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Thomas P. Trier

Senior Counsel

Securian Financial Group, Inc.

cc:	Alan P. Goldberg, Esq. - Stradley Ronon Steven & Young, LLP
Stephen LaChine, Esq. - Stradley Ronon Steven & Young, LLP
Paul Jason Thibodeaux, Esq.

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